May 2, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Re:	Roots Real Estate Investment Community I, LLC
Post-qualification Amendment No. 9 to Offering Statement on Form 1-A POS
File No. 024-11897
Qualification Request
Requested Date: May 2, 2025
Requested Time: 5:00 p.m. Eastern Time

To Whom It May Concern:

Pursuant to Rule 252(e) of Regulation A promulgated under the Securities Act of 1933, as amended, Roots Real Estate Investment Community I, LLC (the “Company”) hereby respectfully requests that the above-referenced post-qualification amendment No. 9 to the Company’s offering statement on Form 1-A POS (the “Offering Statement”) be qualified at the “Requested Date” and “Requested Time” set forth above or as soon as practicable, or at such later time as the Company may orally request via telephone call to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”).

The Company hereby authorizes Michael Williams of Williams Business Law, LLC, counsel to the Company, to make such request on its behalf.

We request that we be notified of the qualification of the Offering Statement by telephone call to Michael Williams at (470) 567-3411 ext. 1 or by email (mike@williamsbusinesslaw.com). Please direct any questions or comments regarding this acceleration request to Michael Williams at (470) 567-3411 ext. 1 or by email (mike@williamsbusinesslaw.com).

Sincerely yours,

Roots Real Estate Investment Community I, LLC

By:	Roots REIT Management, LLC
Its:	Manager

By:	/s/ Larry Dorfman
Name:	Larry Dorfman
Title:	Manager

cc:	Daniel Dorfman
Mel Myrie
(Roots Real Estate Investment Community I, LLC)
Michael P. Williams
(Williams Business Law, LLC)